CAN-FITE BIOPHARMA LTD.

10 Bareket Street,

Kiryat Matalon

PO Box 7537

Petach Tikva, 4951778

Israel

September 12, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Can-Fite BioPharma Ltd.
Registration Statement on Form F-1/A Filed August 31, 2018
File No. 333-226696

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Can-Fite BioPharma Ltd. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on September 13, 2018, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness of this Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CAN-FITE BIOPHARMA LTD.

By:	/s/ Pnina Fishman
Name:	Pnina Fishman
Title:	Chief Executive Officer